 Financial Results Summary: Q2 2016  Exhibit 99.4

 Disclaimer  General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2015, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presen tation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

 *  *  Company Overview  Ellomay operates in the energy and infrastructure growing sectors including renewable and clean energy.  1  2  (NYSE MKT; TASE: ELLO)  Ellomay has recently entered into a strategic agreement in connection with Waste-to-Energy projects in the Netherlands.   Ellomay focuses on small/mid-size scale commercial projects with limited capex and operational risks. Ellomay aims to exploit attractive yield to risk ratios worldwide.   Ellomay owns 12 PV Plants in Italy (~22.6 MWp), 4 PV Plants in Spain (~7.9 MWp), 75% of the Manara Pumped-Storage development project (~340MWp) and ~9.4% of the Dorad Power Plant (~ 850MW).  3  4

 *  *  Portfolio Summary    Spain (PV)  Italy (PV)  Israel (CCGT1)  Installed Capacity  7.9 MWp  22.6 MWp  850 MW1  % Ownership  100%  100%  9.4%~  Book Value of investment2  ~ $21.2 M3  ~ $76.7M3  ~ $38.7M4  License Expiration  2040-2041  2031~  20345  # of Power Plants  4  12  1  The Dorad Power Plant began commercial operation in May 2014as of June 30, 2016Cost of fixed assetsInvestment in equity accounted investee – attributed to the investment in DoradA 20 year generation license and supply license

 *  *  Growing Capacity of Ellomay’s PV Portfolio (MWp)  Steady Capacity Growth of PV Portfolio

 *  *  The public and others  Shlomo Nehama  Kanir Partnership  Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.3% of Ellomay’s shares.Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir’s holdings percentage set forth herein includes holdings by Ran Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.3%, respectively. Includes direct and indirect beneficial holdings of approximately 3.8% by the Mor brothers, who are shareholders of one of Kanir’s limited partners.  Corporate Structure  37.6%  31%3  31.4%2  Shareholders agreement1

 *  *  Dorad Energy Ltd. (“Dorad”)  PV Operations  Holds and operates a 850 MW CCGT(1) power plant (the “Dorad Power Plant”)  Holdings Overview   ~ 9.4%  16 PV plants ~30.5 MWp. installed capacity   100%  Operation and Yielding Portfolio  Ellomay Pumped Storage (2014) Ltd.  pumped hydroPre-construction phase(2)   75%  Development Project  Italy  12 PV Plants~22.6 MWp. installed capacity ~EUR 9.5 millions – revenues per ann.   Spain  4 PV Plants~7.9 MWp. installed capacity ~EUR 2.8 millions – revenues per ann.   Bi-fuel combined cycle gas turbine (CCGT) running on natural gas.During 2015 the company finalized the initial development stage of the Manara PSP and on August 28, 2015, after the Manara PSP received a feasibility study from the Israel Electric Company, the company submitted a request to the Israeli Public Utilities Authority – Electricity (“IPUA”) for an updated conditional license with a capacity of 340 MW. The IPUA in its meeting held on July 26, 2016 decided to grant a conditional license to Ellomay Pumped Storage (2014) Ltd. for its 340MW planned Pumped Storage Power Station. The conditional license is effective starting August 28, 2016 following its execution by the Israeli Minister of National Infrastructures, Energy and Water Resources .The current regulated quota for Pumped Storage facilities is 800MW, and is in the process of being increased to above 1000MW.

 *  *  Company History  Entrance to Italian PV Market (acquisitions 2010 - 2013)  Acquired indirect equity interest in Dorad Energy Ltd.  Listing in NYSE MKT  Public Debenture Issuance (il A- ,Maalot S&P IL)(1)(2)  2010  2011  2012  2013  2014  2015  Listing in TASE  Entrance to Spanish PV Market  Commencement of Dorad Power Plant’s Commercial Operations (850MW)  Acquisition of 3 PV plants in Spain  In January 2014, the Company raised approximately $33 million (net proceeds) by issuing 10-year, 4.6% debentures in Israel (“Series A Debentures”).In June 2014, the Company raised an additional approximate $23 million (net proceeds) through the private placement of additional Series A Debentures.  2016  Dividend distribution in the aggregate amount of approximately $2.4 million  Strategic agreement Waste to Energy projects in the NL; Receipt of conditional license for the Manara PSP

 *  *  PV Operations: Italy & Spain

 *  *  PV Plants in Italy  Project name  Installed Capacity (kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Region  FiT(1) Eurocent/KWh  Del Bianco  734  2010  2.9€   04/2011  Fix  Marche  32.15  Costantini  734  2010  2.9€   04/2011  Fix  Marche  32.15  Giacchè  730  2010  3.8€   04/2011  Trackers  Marche  32.15  Massaccesi  749  2010  3.8€   04/2011  Trackers  Marche  32.15  Troia 8  996  2010  3.5€  01/2011  Fix  Puglia  31.80  Troia 9  996  2010  3.5€  01/2011  Fix  Puglia  31.80  Galatina  999  2011  3.9€  05/2011  Fix  Puglia  31.80  Pedale  2,994  2011  3.95€  05/2011  Trackers  Puglia  26.59  D’angella  931  2011  3.25€  06/2011  Fix  Puglia  26.77  Acquafresca  948  2011  3.25€  06/2011  Fix  Puglia  26.77  Soleco  5,924  2013  2.0€  08/2011  Fix  Veneto  21.89  Tecnoenergy  5,900  2013  2.0€  08/2011  Fix  Veneto  21.89  All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price, currently approximately 4 Eurocents/KWh.

 *  *  PV Plants in Spain  Remuneration period – 30 years   Project name  Installed Capacity(kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Location  Expected annual revenues (€ thousand)  Rodríguez I  1,675  2014  1.55€  11/2011  Fix  Murcia  ~ 570  Rodríguez II  2,690  2014  1.78€  11/2011  Fix  Murcia  ~ 960  Fuente Librilla  1,248  2014  1.68€   06/2011  Fix  Murcia  ~ 470  Rinconada II   2,275  2012  2.40€   07/2010  Fix  Cordoba   ~ 790

 *  *  Dorad Power Plant, Ashkelon, Israel

 *  *  One of the largest private power plant in Israel, with installed capacity of approximately 850 MWEllomay indirectly holds approximately 9.4% interest in Dorad.The plant is a CCGT bi-fuel plant and powered by natural gas. The Dorad Power Plant is comprised of twelve natural gas turbines, and two steam turbines.The cost of the project was approximately US$ 1.2 billion. The project has secured one of the largest project finance facilities in Israel of over US$ 1 billion. The financing facility was led by Israel's largest banks and institutional investors.  Dorad Power Plant  Electricity is sold directly to end-users and to the national distribution network at competitive rates.The power plant, which was declared a national infrastructure project by the Israeli Prime Minister, was commercially operated and began producing electricity in full capacity in May 2014.

 *  *  Dorad Power Plant    2015  Q2 2015  Q2 2016  Revenues  2,357  1,167  1,126  Gross profit from operating the power plant  382  131  127  Operating profit   357  118  119  Net income  103  10  13  EBITDA (1)  567  225  223  Finance expenses, net  (216)  (104)  (107)          Net increase (decrease) in cash and cash equivalents for the period, including effect of exchange rate fluctuations  (20)  145  165  Dorad Power PlantKey P&L and Statement of Cash Flows Figures (NIS millions)  (1) See page 26 for a reconciliation of EBIDTA to Net Income .

 *  *  Pumped-Storage Development ProjectManara Cliff, Israel

 *  *  Pumped-storage project:Manara Cliff, Israel (“Manara PSP”)  Pumped Storage Power Station   The development project  Ellomay Pumped Storage (2014) Ltd.   Project company  Ellomay Capital Ltd. – 75% (1)Sheva Mizrakot Ltd. – 25%  Shareholders  340 MW (2)   Station capacity  Indirectly owned through the project company.During 2015 the company finalized the initial development stage of the Manara PSP and on August 28, 2015, after the Manara PSP received a feasibility study from the Israel Electric Company, the company submitted a request to the IPUA for an updated conditional license with a capacity of 340 MW. The IPUA in its meeting held on July 26, 2016 decided to grant a conditional license to Ellomay Pumped Storage (2014) Ltd. for its 340MW planned Pumped Storage Power Station. The conditional license is effective starting August 28, 2016 following its execution by the Israeli Minister of National Infrastructures, Energy and Water Resources .The current regulated quota for Pumped Storage facilities is 800MW, and is in the process of being increased to above 1000MW.  Hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipeEnergy is stored by pumping water from lower to upper reservoir and generated by releasing the water back

 Pumped-storage project:The solution in a nutshell  Sustainable technology – working for over 100 years.Pumped storage plant is a power plant capable of storing energy by raising and releasing water allowing quick response time (90 sec) for the use of the grid dispatcher.Using a hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe.This technology is an important tool for managing and controlling the national grid by providing a combination of low latency, high power and high energy response.Utilizing excess manufacturing ability during low demand in order to increase supply during peak demand: During low demand – pumping water from lower reservoir for energy storage.During peak demand – releasing water from upper reservoir for energy production.

 *  Waste-to- Energy Projects Netherlands  Introduction to Biogas/ Green Gas  Biogas is the combustible product of the anaerobic digestion of different biomass substrates including manure, agro-residues and organic waste.Green gas (bio-methane) is defined as methane produced from biogas with properties close to natural gas that is injected into the natural gas grid.

 *  Ellomay entered into a strategic agreement with Ludan Energy Overseas B.V. ("Ludan") (a wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN) in connection with Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Ludan's affiliates currently own certain rights in a few biogas plants, and were involved in the design and/or construction of fourteen biogas projects in the Netherlands and Spain.Pursuant to the Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions is referred to as an "Approved Project"). The expected overall cost of the projects is approximately EUR 200 million (including project financing).Each Approved Project is expected to receive a guaranteed payment (subsidy) from the Dutch authorities for the energy it generates for a period of approximately twelve years.  The Strategic Collaboration with Ludan

 *  The Potential of the Dutch Biogas Market  The Netherlands produces over 76 million tons of manure per year (source CBS, 2013)Approximately 10% of the market has to be processed due to stringent regulatory requirements (“overmest”). Maximum biogas potential is expected to triple between 2020 to 2030 and market demand for Green Gas Certificates is expected to increase  The NL is far behind its 20% renewable energy obligation to the EU  Renewable energy accounts only for c. 5% of NL energy sources

 *  *  Financial Results Summary: Q2 2016

 *  *  Q2 2016 Results Summary (USD thousands)  Q2 2016  Q2 2015  From PV Operations – A decrease in revenues mainly attributable to lower radiation levels during the six months ended June 30, 2016, compared to the six month period ended June 30, 2015, was partially offset by a decrease in operating expenses mainly attributable to lower expenses under O&M agreements and reduction of the municipal taxes in Italy.During the six months ended June 30, 2016, the Company invested approximately $0.6 million in Manara PSP, an amount that was recorded in the general and administrative expenses. The increase in general and administrative expenses in connection with the Manara PSP was partially offset by a decrease in other consulting expenses and reduced labor costs following the termination of employment of one of the Company’s senior employees. The change in financing expenses was mainly due to the reevaluation of the Company’s EUR/USD forward transactions and interest rate swap transactions in the aggregate amount of approximately $5.3 million income during the six months ended June 30, 2015, compared to approximately $1 million loss during the six months ended June 30, 2016, partially offset by income resulting from exchange rate differences in the amount of approximately $2.3 million.   Q2 2016  Q2 2015

 *  *  Key Income and P&L Figures (USD millions)  *See page 26 for a reconciliation of EBIDTA to Net Income (Loss).

 *  *  Key Financial Ratios  Strong Balance Sheet, Sufficient Liquidity, Low Leverage  See Appendix C for calculations    December 31, 2015  June 30, 2015  June 30, 2016  Financial Debt to CAP (A/D)  38%  38%  39%  Financial Debt, net to CAP (B/D)  22%  27%  25%  Financial Debt to Total equity (A/C)  63%  62%  65%  Financial Debt, net to Total equity (B/C)  36%  43%  41%

 *  *  Key Balance Sheet Figures (USD thousands)   *See Appendix C for calculations     December 31, 2015  % Of BS  June 30, 2015  % Of BS  June 30, 2016  % Of BS                  Cash and cash equivalent, Marketable securities, Short-term deposits  25,216  16%  16,729  11%  22,230  14%  Financial Debt*  58,852  37%  56,626  36%  59,414  37%  Financial Debt, net*  33,636  21%  39,897  25%  37,184  23%  Property, plant and equipment net (mainly in connection with PV Operations)  78,975  49%  83,711  53%  78,321  49%  Investment in Dorad (not including option to acquire additional shares)  37,031  23%  35,922  23%  33,412  21%  CAP*  152,917  95%  148,657  95%  151,148  95%  Total equity  94,065  59%  92,031  59%  91,734  57%  Total assets  160,327  100%  156,619  100%  159,687  100%

    For the year ended   For the six months ended   For the six months ended      December 31, 2015  June 30, 2015  June 30, 2016     Unaudited      Net income (loss) for the period  7,298  2,597  )1,671(  Financing expenses (income), net  )592(  )1,327(  2,755  Taxes on income (tax benefit)  )1,933(  598  309  Depreciation  4,912  2,456  2,518  EBITDA  9,685  4,324  3,911  EBITDA   Ellomay Capital - Reconciliation of Net income (loss) to EBITDA (in US Dollar thousands):  Use of NON-IFRS Financial MeasuresEBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s and Dorad’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s or Dorad’s commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s and Dorad’s EBITDA may not be indicative of the historic operating results nor is it meant to be predictive of potential future results.      For the year ended   For the six months ended   For the six months ended      December 31, 2015  June 30, 2015  June 30, 2016     Unaudited      Net income for the period  103  13  10  Financing expenses, net  216  107  104  Taxes on income  38  0  4  Depreciation and amortization  210  105  105  EBITDA  567  225  223    Dorad - Reconciliation of Net income (loss) to EBITDA (in NIS millions):

 *  *  Investment Summary  Diversified base of cash flow generating assets.  Strong balance sheet and track record of securing non-dilutive financing.  Seasoned management team with extensive sector knowledge and access to attractive opportunities.  1  2  3  4  On March 23, 2016, the Company declared an annual cash dividend of $0.225 per share (an aggregate distribution of approximately $2.4 million) to its shareholders. The dividend was paid on April 20, 2016.  5  Focus on potential projects with limited capex and operational risks.

 *  *  Contact  Company  Investor RelationsHadas FriedmanKM Investor relations Direct: +972 (0)3-5167620hadas@km-ir.co.ilwww.km-ir.co.il  www.ellomay.com  Kalia WeintraubChief Financial OfficerEllomay Capital LTD.9 Rothschild Blvd., Tel AvivDirect: +972-3-7971111Email: anatb@ellomay.com

 *  *  The Italian government adopted the Feed in Tariff (FiT) incentive scheme. The energy authority in Italy (GSE) pays a long-term nominal rate per every kilo-watt hour that is produced by a PV plant on top of the price of electricity the PV plant receives on electricity that is transferred to the grid. The FiT rate depends on: Connection date;Size of the plant; andLocationThe FiT is guaranteed for 20 years, starting at the connection date.Italy has high levels of radiance in European terms (1,200-1,600 kWh/kWp).The most attractive regions are central and southern Italy, where the radiance is the highest and the regional regulation is less stringent.  Appendix A – Italian PV Market

 Appendix B – Spanish PV Market  The legal and regulatory framework applicable to the production of electricity from renewable energy sources in Spain was modified during the second half of 2013, establishing the basis of the new remuneration scheme applicable to renewable energies called the “Specific Remuneration” regime. The “Specific remuneration” became applicable to all PV plants in operation, commencing July 2013.Specific Remuneration includes two components to be paid on top of the electricity market price: “Investment retribution” - sufficient to cover the investment costs of a so-called “standard facility” (provided that such costs are not fully recoverable through the sale of energy in the market).“Operational retribution” sufficient to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market.The calculation of Specific Remuneration is made as follows:The new regulation characterized the existing renewable installations into different categories. These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.The Specific Remuneration is calculated based on the inclusion of each exiting installation in one of the new formulated categories and, as a result of such inclusion, is based on the retribution assigned to that particular category.The calculation of the Specific Remuneration of each category shall be performed taking into account the following parameters:The standard revenues for the sale of energy production, valued at the production market prices;The standard exploitation costs;The standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into accountThe Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (approximately 7.5%).Starting January 1, 2013, a tax on energy generation of 7% from the total amount received is applied.

 Appendix C – Leverage Ratios     As of December 31,  As of June 30,  As of June 30,     2015  2015  2016     Audited  Unaudited  Unaudited  Current liabilities         Loans and borrowings   $ (1,133)   $ (1,462)   $ (1,208)  Debentures   $ (4,878)   $ (5,044)   $ (4,973)  Non-current liabilities          Finance lease obligations   $ (4,724)   $ (5,032)   $ (4,658)  Long-term loans   $ (13,043)   $ (3,602)   $ (12,946)  Debentures   $ (35,074)   $ (41,486)   $ (35,629)  Financial Debt (A)   $ (58,852)   $ (56,626)   $ (59,414)  Less:          Cash and cash equivalents   $ 18,717    $ 11,691    $ 16,715   Marketable Securities   $ 6,499    $ 5,038    $ 5,515   Financial Debt, net (B)   $ (33,636)   $ (39,897)   $ (37,184)            Total equity (C)   $ (94,065)   $ (92,031)   $ (91,734)  Financial Debt (A)   $ (58,852)   $ (56,626)   $ (59,414)  CAP (D)   $ (152,917)   $ (148,657)   $ (151,148)            Financial Debt to CAP (A/D)  38%  38%  39%  Financial Debt, net to CAP (B/D)  22%  27%  25%  Financial Debt to Total equity (A/C)  63%  62%  65%  Financial Debt, net to Total equity (B/C)  36%  43%  41%  Use of NON-IFRS Financial MeasuresThe Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. See the calculation of these financial measures presented below.Calculation of Leverage Ratios (in US$ thousands)

 Appendix D – Israeli Rating for Series A Debentures   On January 28, 2016, Standard & Poors Maalot Ltd. (“Maalot”) confirmed the rating of ilA-assigned to the Series A Debentures traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook. In its rating report Maalot notes, among other things, as follows:“The stable outlook on Ellomay Capital Ltd., owner of energy projects in Italy, Spain, and Israel, reflects our assessment that its cash flow and liquidity cushion will remain stable in the short term despite any unexpected changes in Italian or Spanish regulations. The stable outlook also reflects our assessment that Ellomay will maintain coverage ratios that we consider to be commensurate with the current rating, i.e. FFO (funds from operations) to adjusted debt above 12% and adjusted debt to EBITDA below 5.0x. Downside Scenario We may consider a negative rating action if Ellomay consistently fails to maintain coverage ratios commensurate with the current rating. This could happen, in our opinion, as a result of a deterioration in cash flows from projects due to continuous malfunctions, or of an aggressive investment policy that would increase the debt burden. Upside Scenario We may consider a positive rating action if the company’s financial risk profile improves, as reflected in an FFO to adjusted debt ratio above 20% and a debt to adjusted EBITDA ratio below 4.0x, alongside an improvement in its business risk profile, as reflected in lower concentration due to new projects or material, continuous cash flows from Dorad Energy”.